May 23, 2012

Mr. Pradip Bhaumik

Special Counsel, Office of Global Security Risk

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Travelport Limited

File No. 333-141714

Form 10-K for the Year Ended December 31, 2011

Dear Mr. Bhaumik:

Further to our call, this is in response to your letter dated May 11, 2012 to Simon Gray, Senior Vice President and Chief Accounting Officer for Travelport Limited (the “Company”) with respect to the above-referenced file. The Company has requested an extension to respond to the comment letter until June 1, 2012.

If you have any questions or concerns, please do not hesitate to contact me.

Sincerely yours,

/s/ Rochelle J. Boas

Rochelle J. Boas
Senior Vice President and Assistant Secretary